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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G/A
(Amendment No. 1)


Under the Securities Exchange Act of 1934

(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Loral Space & Communications Ltd.
(Name of Issuer)


Common Stock, $0.01 Par Value
(Title of Class of Securities)


543881106
(CUSIP Number)


December 31, 2006
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G


Issuer: Loral Space & Communications Ltd 	CUSIP No.: 543881106

1	NAMES OF REPORTING PERSONS I.R.S.	MacKay Shields LLC
	IDENTIFICATION NOS. OF ABOVE PERSONS    Tax ID #13-4080466






2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)




NUMBER OF SHARES	5  SOLE VOTING POWER - 1,086,189
BENEFICIALLY  		6  SHARED VOTING POWER - 0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 1,086,189
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	1,086,189




10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
	Not Applicable




11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11: 5.43%




12	TYPE OF REPORTING PERSON
	IA





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SCHEDULE 13G

Issuer: Loral Space & Communications Ltd. 	CUSIP No.: 543881106


ITEM 1

(a)	Name of Issuer:
	Loral Space & Communications Ltd.



(b)	Address of Issuer's Principal Executive Offices:
	600 Third Avenue
	New York, NY  10016



ITEM 2

(a)	Name of Person Filing:
	MacKay Shields LLC



(b)	Address of Principal Business Office:
	9 West 57th Street
	New York, NY  10019



(c)	Citizenship:
	United States


(d)	Title of Class of Securities:
	Common Stock, $0.01 Par Value



(e)	CUSIP Number:
	543881106



ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the
		Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[ X]	An investment adviser in accordance
		with Section 240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund
		in accordance with Section
		240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person
		in accordance with Section
		240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in
		Section 3(b) of the Federal Deposit
		Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under
		Section 3 (c)(14) of the Investment
		Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section
		240.13d-1 (b)(1)(ii)(J).



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SCHEDULE 13G

Issuer: Loral Space & Communications Ltd. 	CUSIP No.: 543881106

ITEM 4.	Ownership.
	MacKay Shields LLC, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,086,189 shares or 5.43% of the common stock believed to be outstanding as a result of acting as investment adviser to various clients.




ITEM 5. Ownership of Five Percent or Less of a Class.
	Not Applicable




ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable




ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
	HOLDING COMPANY OR CONTROL PERSON.
	Not Applicable




ITEM 8. Identification and Classification of Members of the Group.
	Not Applicable



ITEM 9. Notice of Dissolution of Group
	Not Applicable



ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connectionwith or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 1, 2007

Signature:	/s/ Rene A. Bustamante

Name/Title:	Rene A. Bustamante
                Chief Compliance Officer


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